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November 8, 2010

Filed via EDGAR

Mr. John Stickel, Attorney-Advisor
(Mail Stop 3561)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Classic Rules Judo Championships, Inc.  File No: 333-167451

Dear Mr. Stickel:

Due to an oversight in our previous filing of October 28, 2010, we have editted the previous S-1/A filing as follows:

On the Auditor's cover page to management of the Company entitled "REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" on page F-2, in two instances we have added (A Development Stage Company) after the description of the Company.

In addition, on the same page as above, there was a minor correction to a gramatical error.

Yours sincerely,

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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